Exhibit 21.1

Subsidiaries of VIZIO Holding Corp.

Name of Subsidiary	Jurisdiction of Organization
VIZIO, Inc.	United States

VIZIO Services, LLC	United States

VIZIO Investments, L.L.C.	United States

Inscape Data, Inc.	United States

VIZIO International, Inc.	United States